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                                            FILED BY: HARRIS INTERACTIVE INC.
                                            DOCUMENT IS BEING FILED PURSUANT TO
                                            RULE 425 UNDER THE SECURITIES ACT OF
                                            1933 AND IS DEEMED FILED PURSUANT TO
                                            RULE 14a-12 UNDER THE SECURITIES
                                            EXCHANGE ACT OF 1934.

                                            SUBJECT COMPANY:  TOTAL RESEARCH
                                            CORPORATION

                                            COMMISSION FILE NO.:  000-15692


                   -----------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT

     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of Report (Date of Earliest Event Reported): August 6, 2001

                             HARRIS INTERACTIVE INC.
               (Exact Name of Registrant as Specified in Charter)


         DELAWARE                      000-27577                  16-1538028
----------------------------    -----------------------       ------------------
(State or other jurisdiction    (Commission File Number)         (IRS Employer
    of incorporation)                                           Identification
                                                                    Number)


       135 CORPORATE WOODS, ROCHESTER, NEW YORK                  14623
     ----------------------------------------------          -------------
       (Address of Principal Executive Offices)                 (Zip Code)


        Registrant's Telephone Number Including Area Code: (716) 272-8400


                                 NOT APPLICABLE
                 ----------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)



                   -----------------------------------------

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Harris Interactive and Total Research will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "Commission") in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Harris Interactive and Total Research at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Harris Interactive or from Total Research by directing such request to Harris Interactive, Inc., 135 Corporate Woods, Rochester, New York 14623, tel: (716) 272-8400; or to Total Research Corporation, 5 Independence Way, Princeton, New Jersey 08543-5305, tel: (609) 520-9100.

Harris Interactive, Total Research and certain of their respective directors, executive officers and other members of their management and employees may be considered to be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Harris Interactive's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2000 Annual Meeting of Harris Interactive filed by Harris Interactive with the Commission on September 27, 2000, and information concerning persons who may be considered participants in the solicitation of Total Research's stockholders under the rules of the Commission is set forth in the Proxy Statement for the 2000 Annual Meeting of Total Research filed by Total Research with the Commission on October 27, 2000. Updated information concerning these persons will be available in the joint proxy statement/prospectus.

The Harris Interactive Press Release, dated August 14, 2001 (Exhibit 99.1)
and the Harris Interactive/MRSL/Total Research Q&A, dated August 14, 2001 (Exhibit 99.2) were distributed to all Harris Interactive employees, employees of Market Research Solutions Limited, and Total Research Corporation employees by e-mail and/or by hard copy with respect to Harris Interactive's acquisition of Market Research Solutions Limited, through Harris Interactive
International Inc., a wholly owned subsidiary of Harris Interactive, that was announced today, August 14, 2001.


Item 5.       Other Events

              On August 14, 2001, Harris Interactive Inc., a Delaware corporation ("Harris Interactive") issued a press release announcing that it had acquired Market Research Solutions Limited ("MRSL"), a privately owned UK company, headquartered in Oxford, England, in consideration of a combination of cash and shares of Harris Interactive common stock. The acquisition was accomplished through Harris Interactive International Inc., a wholly owned subsidiary of Harris Interactive. A copy of the press release issued in connection with the acquisition is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

              In connection with Harris Interactive's acquisition of MRSL, on August 14, 2001, Harris Interactive issued an employee Q&A to its current employees and the employees of MRSL, and Total Research Corporation issued the employee Q&A to its employees. The Q&A describes, among other things, MRSL's business and how it will be integrated with Harris Interactive and the impact of the proposed Harris Interactive and Total Research Corporation merger, announced by a joint press release issued by Harris Interactive and Total Research Corporation on August 6, 2001, in the context of Harris Interactive's and MRSL's operations. A copy of the employee Q&A is attached hereto as Exhibit 99.2 and is incorporated herein by reference.


Item 7.      Financial Statements, Pro Forma Financial Information and Exhibits.

         (a) Financial Statements of the Business Acquired.

             Not Applicable

         (b) Pro Forma Financial Information

             Not Applicable

         (c) Exhibits

NO.          DESCRIPTION

99.1         Press Release of Harris Interactive Inc., dated August 14, 2001.

99.2         Harris Interactive/MRSL/Total Research Q&A, dated August 14, 2001.


                                   Signatures

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               HARRIS INTERACTIVE INC.

                                               BY:  /s/ Bruce A. Newman
                                                  ------------------------------
                                               Name:  Bruce A. Newman
                                               Title:  Chief Financial Officer


Dated: August 14, 2001


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                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

99.1     Press Release of Harris Interactive Inc., dated August 14, 2001.

99.2     Harris Interactive/MRSL/Total Research Q&A, dated August 14, 2001.



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